UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101
Las Vegas, NV 89118
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Business

Overview

Sugarfina Corporation is a consolidated entity along with its four subsidiaries –

•	Sugarfina USA LLC, an operating company focused on the United States,

•	Sugarfina Global LLC, a holding company for Sugarfina Global Canada Ltd.,

•	Sugarfina Global Canada Ltd., an operating company for Sugarfina’s Canadian business operations, and

•	Sugarfina IP LLC, which holds the Company’s intellectual property assets.

The Company operates an upscale, luxury candy brand for adults at price points ranging from $8.95 up to $200 through its e-commerce platforms, wholesale retail accounts, corporate gifting offerings, and retail boutiques. The Company has reached hundreds of thousands of consumers with its omni-channel distribution strategy. In this regard, the Company has a thriving ecommerce business, custom and corporate gifting business, and a major wholesale presence in over 900 accounts, including retailers such as Bloomingdales, Neiman Marcus, Nordstrom, Paper Source, Total Wine & More and premier resorts like St. Regis, Rosewood, Resorts World, Bellagio and Wynn. The Company also currently has 21 retail boutiques with 1 in Canada and 20 in the United States, including its 4 shop-within-a-shops in Nordstrom. In March 2023, we opened a new retail boutique in Boca Raton, Florida in a luxury positioned shopping center to expand our presence and drive awareness and expansion in the South Florida market. That store complements our existing retail boutique we opened in Miami, Florida in the fourth quarter of 2022. In addition to its retail boutique in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in Canada, Australia, South-East Asia and Europe.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our new Las Vegas, Nevada operations center, as well as to a third-party logistics center in San Diego when appropriate for distribution and fulfillment. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging that are design patented as well as trademark and copyright protected.

Our History

We commenced our business as Sugarfina Holdings LLC when we acquired substantially all of the assets of Sugarfina, Inc., a separate company that had filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in Delaware, which was consummated on May 28, 2020. Sugarfina Holdings LLC converted from a Delaware LLC to a Delaware corporation on September 26, 2020, named Sugarfina Corporation. Our largest stockholder, Bristol Luxury Group, LLC (“BLG”) is controlled by two of the directors currently serving on our board of directors. For details, see “Item 4. Security Ownership of Management and Certain Securityholders,” including related footnote disclosure. On April 30, 2021, the Company completed a conversion of certain of its indebtedness into shares of Series A Preferred Stock with retroactive effect to September 26, 2020 (the “Debt Conversion”). See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Bristol Luxury Group LLC Debt – Secured Promissory Note and Debt Conversion.” The consolidated financial statements give retroactive effect to the Debt Conversion. See Note 10 to the Company’s consolidated financial statements in Item 7.

From the inception of our Company, we have faced a number of challenges. Initially, our inventory was depleted due to the financial struggles of Sugarfina, Inc. that led it to seek bankruptcy protection and then the sale of its assets to us. We also have navigated challenges related to COVID-19, including supply chain disruptions, delays and increased costs relating to delivery of raw candy and packaged product, shortages of retail workers, inflation and wage increases, and economic uncertainty overall. Since the acquisition of the Sugarfina brand, we have taken many steps to commercialize the Company. Some notable achievements include closing unprofitable boutiques and shop-in-shops and opening new boutiques in strategic locations in Southern California and Florida, re-negotiating rental agreements with various boutique landlords, consolidating our distribution facilities into a single centralized distribution center in Las Vegas, Nevada, eliminating unprofitable SKU’s while introducing new, crowd-pleasing innovations, and opening new key distribution accounts in grocery, hospitality, liquor, and our own storefront on Amazon.com.

The Company developed exciting new innovations throughout the Spring and Summer of 2021, including brand collaborations with well-known and on-trend hard-seltzer brand, Truly®, the Simpsons TM collection, and a vegan product line. Retail sales continued to perform below historical averages due to COVID-19 business restrictions, such as capacity limitations, which remained in place at many of our retail locations through mid-2021. We took possession of our new centralized distribution center and Nevada headquarters in Las Vegas in early April 2021 and began fulfilling e-commerce orders from this facility during the last week of that month. Production and operations at this facility ramped up successfully through the summer months, and the Company was able to fulfill holiday demand while navigating pandemic induced global supply chain delays for certain core and holiday products. In 2022, we continued to navigate supply chain delays and faced lower demand in the first quarter of 2022 due to consumer concerns regarding the Omicron strain of COVID-19. More recently, our second half of 2022 total revenues increased 7% on a year-over-year basis. E-Commerce, wholesale, and gifting revenues as a group increased by 17% over that same period.

Principal Products and Services

The Company has joined the luxury candy market with a uniquely fresh, fashionable and experiential approach to gourmet confections targeted to grown-ups. The Company sells its candies through our e-commerce platforms, our retail boutiques in North America in major cities, including Los Angeles, New York, Miami, Boston, Vancouver and Toronto, and through its franchise in Hong Kong. The Company also sells its candies through wholesale channels and corporate and custom gifting. The Company has developed a distinct brand identity that resonates with today’s customers by delivering an upscale experience from the moment customers engage with the brand at price points beginning at $8.95 up to $200.

Our Unique Brand of Candies, Collaborations and Packaging

The Sugarfina brand focuses on flavors designed for the adult palate, such as Champagne Bears ® and But First, Rosé Roses. Other leading flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. The Company also seeks to engage shoppers by offering new, interesting and unique products on a regular basis. We began the year 2022 with the successful launch of our popular and crowd-pleasing Valentines and Lunar New Year collections, as well as the Bon Voyage Candy Bento Box® celebrating many people’s first summer of travels since the COVID-19 pandemic, with candies from some of Europe’s most popular destinations and complete with a salted caramel chocolate bar ‘Passport’. During the first half of 2022, we developed three new innovative product offerings which we launched this summer; Strawberry Champagne Bears®, an exciting new buzz-worthy twist on our best-selling, world famous Champagne Bears®, our Kombucha Bears collection, the world’s first gummies infused with real Kombucha tea, and our La Patisserie collection with all new candies in the flavors of Strawberries and Cream, Cookies and Cream, and Peaches and Cream. Our Halloween and Holiday 2022 collections proved to be just as big a hit as in years past, and featured new innovations such as our super premium Candy Carousel advent calendar complete with a spinning carousel and re-chargeable LED lights.

2022 product innovations include all-vegan Riptide Raspberries, Peach Bum, and Cabana Banana, as well as additions to our fan-favorite cookie collection like Oatmeal Cookies and Peanut Butter Cookie Dough. The Company’s candies are produced by artisan candy makers around the world, including in European countries like France, Germany, Italy and Greece, and in many categories, from gummies to fruit jellies to chocolates.

The Company’s brand is also made unique through its luxurious and iconic, design patented, copyrighted and/or trademarked packaging. The Company’s signature Candy Cubes® are the building blocks of the iconic Sugarfina look. Although Sugarfina’s Candy Cubes® can be sold separately, the Company also offers Candy Bento Boxes® which were inspired by the beauty and simplicity of Japanese bento boxes. Sugarfina’s Candy Bento Boxes® allow for customization of gifts by allowing consumers to select a wide array of Candy Cubes® to fill each box. The Company offers a variety of sizes and colors to allow the consumer to customize their experience, which begins by selecting a Candy Bento Box® or Candy Trunk. Each Candy Bento Box® holds two, three, four, eight or 16 Candy Cubes®. The Candy Trunk holds nine or twenty Candy Cubes®.

Market

As a result of COVID-19, we took the opportunity to pursue sales channels that were still open during the pandemic, such as gourmet grocery stores and other online platforms. The Company has an integrated marketing strategy to increase consumption amongst its existing customer base and to attract and retain new customers. The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and a revamped customer loyalty program called Sugarfina Rewards. The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the Hampton Water and Truly® collaborations. Additionally, the Company has identified key markets for international growth across Asia, Europe, and the Middle East. As a result of our international expansion efforts, we launched our storefront on the popular Japanese ecommerce platform, Rakuten, brought Sugarfina to South Korea in partnership with The Galleria mall, and most recently signed a new distribution agreement for Scandinavia where we look forward to the launch of our products in Sweden, Norway and Denmark. We also continue to expand our Canadian business with gourmet grocers and on-line gifting retailers. In October 2022 and March 2023, we opened a new retail boutique in Miami, Florida and Boca Raton, Florida, respectively, in luxury positioned shopping centers to expand our presence and drive awareness and expansion in the South Florida market. We also closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease. In February 2023 we closed our four Nordstrom shop-in-shop locations in Canada ahead of Nordstrom’s March 2023 announcement about exiting its entire Canadian operations. Our four remaining Nordstrom shop-in-shop locations are in the United States. The Company broadly distributes to its customers through its direct-to-consumer channels:

•	e-commerce,
•	boutiques,
•	wholesale accounts, and
•	corporate gifting.

Our E-Commerce Channel

Sugarfina utilizes its email and SMS text subscriber lists (potential customers) as well as social media and affiliate marketing programs to market our e-commerce platform. In April 2023, the Company had approximately 525,000 e-mail subscribers (which includes 250,000 loyalty list subscribers) and approximately 40,000 SMS text subscribers. The Company’s e-commerce business has been supplemented by the opening of its Amazon storefront in December 2020 and the launch of its Rakuten storefront around the same time which allows the Company to reach and serve the Japanese market. Sugarfina’s Amazon page is managed by the Company’s in-house e-commerce team, and orders are fulfilled by its own fulfillment team.

For the years ended December 31, 2022 and 2021, Sugarfina’s e-commerce channel accounted for 24% and 26% of its total sales, respectively. The Company plans to continue expanding its e-commerce channel through both its own e-commerce platform in addition to Amazon sales.

Our Boutiques

Currently, the Company leases 17 standalone stores in North America and has rent agreements with Nordstrom for 4 Shop in Shops. In October 2022 and March 2023, we opened a new retail boutique in Miami, Florida and Boca Raton, Florida, respectively, in luxury positioned shopping centers to expand our presence and drive awareness and expansion in the South Florida market. We also closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease.

Our Wholesale Accounts

In keeping with our luxury brand identity, we have distribution at high-end retailers such as Nordstrom, Bloomingdales, and Neiman Marcus. We have further extended our reach by launching our products into new premium, gourmet grocers throughout the United States and Canada in 2021 and 2022, such as Gelson’s, Erewhon, Mollie Stones, and Fresh Street Market. More recently, we also launched in Safeway Premium Stores in Northern California, New Seasons Market in Oregon, Summerhill Markets and Loblaws in Eastern Canada. We also partnered with popular online floral and specialty gifting brands, opening new distribution channels that were operational throughout the closures of the pandemic, and these accounts have continued to purchase after the re-opening of retail stores. We are also expanding wholesale distribution with new accounts in hospitality, cruise ships, grocery and airport gift shops.

Our Gifting Concierge Program

Our Gifting Concierge vertical allows us to service Sugarfina customers who seek customization of our products for corporate promotions or for events such as weddings or baby showers. Corporate customers include LVMH, Apple and the New England Patriots. We have built a custom gifting capability in our Las Vegas centralized operations center which will enable us to expand further into this channel of business.

Competition

The retailing of confectionery products is highly competitive. The Company competes with premium chocolate brands such as Godiva, Compartes, and Vosges. Some of the Company’s competitors have greater name recognition and financial, marketing and other resources than us, although it is worth clarifying that while Sugarfina focuses primarily on and is known chiefly for its gummy candy products and innovations, the competitors mentioned above focus mainly on chocolate.

The Company believes that its principal competitive strengths lie in its unique candies created for grown-up tastes, quality confectionary made by artisan candy makers from around the world, and the ability to offer new candies. The Company also believes that its sophisticated branding, iconic packaging, and fashionable and fun stores set the Sugarfina brand apart from its competitors.

Suppliers and Raw Materials

The Company’s candies are manufactured by candy makers across the globe, including in Germany, France, Italy and Greece. The Company uses multiple candy makers to provide products such as gummies and chocolate on a purchase order basis. Similarly, the Company’s packaging is produced by suppliers on a purchase order basis. The Company continuously seeks to expand its base of confectionery and packaging suppliers. We also continue to develop new supplier partnerships, including more domestic partnerships, which allows us to diversify our supply base and continue developing and sourcing the best in unique, gourmet confections from quality artisans while also allows us to partially mitigate global shipping and supply chain issues.

Our Nevada Headquarters and Operations facility in Las Vegas, NV enables us to expand distribution without incremental investment, allowing us to take on more distribution. We fulfill 100% of our orders out of this facility, which also houses our Finance team, Customer Service center, Quality Control, IT department, and Operations departments. We also continue to build our custom capabilities at this facility, which has allowed us to take on more Corporate and Custom accounts.

Currently, the Company’s products are shipped from its suppliers to an unaffiliated third-party assembly and logistics partner pursuant to a co-packing agreement. This partner has a facility located in Tijuana, Mexico, and provides services including inventory management, production, fulfillment, and reporting. Additional services include importation and exportation logistics to and from Mexico, as well as additional storage and handling services performed in San Diego, California at a third-party logistics facility. We amended our agreement with our logistics partner effective July, 2022 to extend the Term of the contract to May 1st, 2024, with an option to renew the agreement for a further 12 months upon mutual written agreement of both parties. The initial agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter, which remains in place in the amended agreement. The Company expects to continue to renew that co-packing agreement for the foreseeable future. Once assembled, our partner ships our packaged products to our Nevada operations center for assembly, storage, and/or order fulfillment. The development cost of this centralized distribution facility including equipment, fixtures, supplies, and deposits was approximately $1.2 million, which was fully incurred in 2021. Because the Company’s products are manufactured by its vendors, the Company does not directly purchase raw materials for confectionery production. Nevertheless, the Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products.

Employees

As of April 15, 2023, the Company employed approximately 52 full and 90 part-time employees.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine’s Day, Lunar New Year, and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. Additionally, the first quarter of 2022 was impacted by the negative effects of the Omicron variant of COVID-19. See also, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations– Seasonality.”

Intellectual Property

Trade Name and Trademarks

The Company has an extensive intellectual property portfolio. The brand’s iconic packaging including the brand mark, Candy Cube® and Candy Bento Box ® are protected by the following:

•	more than 25 U.S. design patent registrations and allowances

•	more than 20 U.S. trademark registrations and allowances and a further 200+ worldwide

•	6 U.S. copyright registrations

•	Trademark and patent registrations in 28 international jurisdictions

The Company publishes information regarding its intellectual property on its website, available at https://www.sugarfina.com/patents-and-trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. and Canada federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current material litigation or threatened litigation.

The Company’s Property

The Company leases space for its Las Vegas operations center, Los Angeles office and retail stores, including leasing space from other retailers for its shop-within-a-shop locations. Our Miami and Boca Raton retail boutiques are both operated by a third-party operating company responsible for the development of the stores, staffing of employees and general administration of the stores.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

•	Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Plan of Operations

•	Trend Information

Overview

Sugarfina Corporation and its four subsidiaries Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC operate an upscale candy brand for adults through retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. As of the date of this Annual Report, the Company operates 21 retail boutiques with 1 in Canada and 20 in the United States, including its 4 shop-within-a-shops in Nordstrom. The Company acquires its unique candy products and distinctive packaging from global manufacturers on a purchase order basis. Our candies and packaging are then sent to a facility in Mexico for assembly before shipping to our Las Vegas facility for distribution and fulfillment. Our products are sold at price points ranging from $8.95 up to $200 through three primary channels – e-commerce or direct to consumer, through our wholesale channel including such stores as Nordstrom, Paper Source and Total Wine & More, and through our retail stores. The Company also has two franchise stores located in Hong Kong. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging which are trademark and copyright protected.

Net loss for the year ended December 31, 2022, was $2,123,315 compared to a net loss of $3,882,610 for the year ended December 31, 2021, with the largest drivers of that variance related to $699,033 more government grant income recognized in 2022, increased gross margin and a decrease in selling, general and administrative costs. Gross margin increased $650,861, and as a percentage of net revenue, increased approximately 2% between the two periods. Selling, general and administrative costs decreased $545,064, and as a percentage of net revenue, decreased by approximately 2%. Net sales between the two periods increased by 1% from $30,607,926 to $30,854,767. Our revenues increased 6% in our wholesale channel and 38% in our gifting concierge channels. Those gains were partially offset by a decline in our e-commerce, retail and international sales. See “—Results of Operations”.

As of January 1, 2022, we adopted guidance under ASC Top 842, Lease Accounting utilizing the modified retrospective method of adoption. As a result of the adoption of the new lease accounting standard, our current and noncurrent liabilities and total assets beginning in 2022 reflect recording of our right of use assets and corresponding lease liabilities. Prior period amounts have not been adjusted under the modified retrospective method and continue to be reported in accordance with our historic accounting under previous GAAP. See Note 5 of our consolidated financial statements in Item 7 for further details.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold direct to consumer via e-commerce, and our own 21 Sugarfina branded stores, gifting concierge, and indirectly through wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More. In October 2022 we opened a new retail boutique in Miami, Florida in a luxury positioned shopping center to expand our presence and drive awareness and expansion in the South Florida market. We also closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease. In February 2023 we closed our four Nordstrom shop-in-shop locations in Canada ahead of Nordstrom’s March 2023 announcement about exiting its entire Canadian operations. Our four remaining Nordstrom shop-in-shop locations are in the United States.

The Company’s wholesale sales is our largest channel and with our Las Vegas distribution and operations facility in place we are further expanding this business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being packaged at our co-packer and then distributed to customers directly through e-commerce, our retail stores, through our gifting concierge platform, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and the number of retail stores open at December 31, 2022 and December 31, 2021.

	Year Ended December 31,		Percentage
	2022	2021	Change
Wholesale	$13,533,204	$12,819,074	6%
E-commerce	7,338,774	7,841,154	-6%
Retail	7,249,522	7,536,847	-4%
Gifting Concierge	2,273,291	1,648,402	38%
International	459,976	762,449	-40%
	$30,854,767	$30,607,926	1%
Number of Sugarfina boutiques	16	16
Number of Nordstrom SIS	8	10
Total number of Sugarfina shops	24	26

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday Lunar New Year, Valentine’s Day, and Easter than at other times of the year. In addition, this trend was exacerbated by the impact of COVID-19 variants, rising oil prices, supply and logistics challenges and inflation in various capacities throughout 2021 and 2022. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices, potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugated shipping boxes, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing. The Company has experienced raw material packaging, freight and wage cost increases, and has strategically increased prices to offset those increases, contributing to overall gross margin improvement of 2% points in 2022 as compared to 2021. The Company expects that its suppliers will continue passing through input cost increases, for which we will raise prices and rationalize our product line to offset the impact. Additionally, the Company has benefited from the strengthening of the United States dollar versus the currency of its primary international suppliers.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Expenses Related to Financing

Other income and expenses consist primarily of government grant income, non-cash interest expense associated with our BLG Note (as defined below) to our parent company and interest expense associated with our senior secured line of credit. See “—Liquidity and Capital Resources”

Year Ended December 31, 2022 (“2022”) Compared with Year Ended December 31, 2021 (“2021”)

The following table sets forth our consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2022	2021
NET REVENUE	$30,854,767	$30,607,926

COST OF SALES	14,959,475	15,363,495

GROSS MARGIN	15,895,292	15,244,431

SELLING, GENERAL AND ADMINISTRATIVE (1) (2)	19,053,948	19,599,012

LOSS FROM OPERATIONS	(3,158,656)	(4,354,581)

OTHER INCOME (EXPENSE)
Government grant income	2,380,122	1,681,089
Interest expense (3)	(1,421,768)	(1,151,505)
Interest income	155,343	-
Other expense	(70,600)	(53,432)
	1,043,097	476,152

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,115,559)	(3,878,429)

PROVISION FOR INCOME TAXES	7,756	4,181

NET LOSS	(2,123,315)	(3,882,610)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(40,837)	(18,430)

TOTAL COMPREHENSIVE LOSS	$(2,164,152)	$(3,901,040)

NET LOSS PER SHARE
BASIC	$(0.36)	$(0.41)
DILUTED	$(0.16)	$(0.31)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,888,994	12,637,326
DILUTED	12,888,994	12,637,326

(1) Includes $211,721 of consulting fees related to our Employee Retention Credits for the year ended December 31, 2022.

(2) Includes $395,743 of one-time start-up costs associated with our new centralized distribution and operations facility in Las Vegas for the year ended December 31, 2021.

(3) Includes $1,284,803 and $1,140,211 of non-cash interest expense associated with our BLG Note (as defined below) to our parent company for the years ended December 31, 2022, and 2021, respectively.

Net revenue

Net revenue increased $246,841, or 1%, in 2022 compared with 2021 primarily due to increased distribution in our wholesale channel and increased demand for custom gifting orders in our gifting concierge channel. Those increases were partially offset by lower e-commerce sales as a result of lower consumer demand associated with consumers returning to in-person shopping and lower retail sales associated with the closure of certain of our Nordstrom shop-within-a-shop stores.

Wholesales revenues increased $714,130, or 6%. In 2022, our department store partners were open and no longer subject to COVID-19 restrictions that impacted results primarily in the first half of 2021. We also increased our distribution by expanding into new gourmet grocery, online gifting, and travel and leisure accounts. Growth in our wholesale channel was limited in 2022 by lower demand for holiday purchases due to customers’ higher than normal inventory positions, as a result of supply and logistics disruptions, and fears of an impending recession due to inflationary factors.

Gifting Concierge sales and international sales on a combined basis increased $322,416, or 13%, during 2022 versus 2021. We experienced higher demand in 2022 of custom gifting orders for corporate and socially oriented events. Those types of events were cancelled or postponed in the first half of 2021 due to COVID-19. The increase in our Gifting Concierge channel was partially offset by lower international sales because of lower demand in Hong Kong and South Korea because of zero-tolerance COVID-19 policies resulting in sporadic lockdowns in those areas.

E-commerce sales decreased $502,380, or 6% between the two periods, as e-commerce demand and consumer shopping behavior began to normalize towards pre-pandemic levels because of the end of most COVID-19 restrictions in the first half of 2022.

Retail sales decreased $287,325, or 4%, primarily due to Nordstrom closing our Vancouver and Portland shop-within-a-shop locations at the end of 2021 and early 2022, respectively, to convert those locations back to their own retail spaces. The impact of those closures to retail sales was a decrease of $330,680 in 2022 compared 2021. We were able to add those locations to our Nordstrom wholesale account portfolio to partially offset the closures. The Omicron COVID-19 variant also had a negative impact to our retail sales primarily in the first quarter of 2022. Those decreases were partially offset by new innovative product launches, consumers returning to in-person shopping and the opening of our new retail boutique in Miami, Florida in the fourth quarter of 2022.

Gross margin

Gross margin as a percentage of net revenue increased 2% from 50% in 2021 to 52% in 2022 primarily due to lower fulfillment costs, productivity gains, and more effective inventory management as a result of centralizing all distribution at our Las Vegas distribution and operations center that became fully operational at the end of the first half of 2021. Additionally, the Company has strategically increased prices to offset increases in raw material packaging, freight and wage cost increases, contributing to the overall gross margin improvement.

Selling, general and administrative

Selling, general and administrative expenses decreased $545,064, and 2% as a percentage of net revenue from 2021 to 2022. In 2021, we incurred approximately $395,743 of one-time startup costs associated with our Las Vegas distribution and operations center. The opening of our Las Vegas distribution and operations center allowed us to reduce labor and storage costs at our co-packer in Mexico in 2022. Those decreases were partially offset by increased digital marketing costs, warehouse supplies, and one-time consulting costs associated with our Employee Retention Credits. See “—Liquidity and Capital Resources – Employee Retention Credit (“ERC”).”

Other income (expense)

Other income was $1,043,097 for 2022 compared to other income of $476,152 for 2021. The net increase was primarily due to a $699,033 increase in government grant income and an associated $155,343 in interest income from Employee Retention Credits, partially offset by an increase in interest expense of $270,263, primarily related to non-cash interest expense on the BLG Note. See “—Liquidity and Capital Resources.”

Net Loss

As a result of the foregoing, net loss was $2,123,315 in 2022 compared to $3,882,610, an increase of $1,759,295.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financing, including the Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have been financed to date by a combination of revenue, debt, cash injections from BLG Luxury Group LLC and our Regulation A Offering, which concluded on June 30, 2022. See “— Regulation A Offering” “—Senior Secured Line of Credit” and “—Bristol Luxury Group LLC Debt.” The primary cash needs have been to fund working capital requirements, primarily inventory, to support distribution growth, innovation, and new collaborations. At December 31, 2022, the Company had $1.2 million of cash and cash equivalents, $0.6 million of availability under our line of credit (defined below), $2.1 million of accounts receivable, and $2.2 million of government grant receivable, which we believe will allow us to finance our activities for the 2023 fiscal year.

Regulation A Offering

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). The Company sold 406,425 shares of Common Stock, plus an additional 8,812 shares of Common Stock issued as Bonus Shares to investors based upon investment level. The Company recognized gross proceeds of $4,262,117 and incurred offering costs of $1,158,384 under that offering.

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. As of April 20, 2023, the Company has not closed on any funds. We incurred $13,000 of offering costs related to that offering in 2022. Our offering expires April 29, 2023, however, we plan on extending the offering prior to that date. The Company continues to pursue raising more funds through its marketing efforts.

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $1.5 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios. The interest rate for all advances are equal to the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At December 31, 2022, we had $917,515 of outstanding borrowing and $582,485 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 8.5% as of December 31, 2022.

Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement (the “subordination agreement”) which provides AFS with a first priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG, or the Company’s stockholders.

Effective March 31, 2023, we amended our Senior Secured Line of Credit to increase our total commitment amount from $1,500,000 to $2,000,000 and our inventory sublimit to the lesser of (a) $1,000,000 (previously $750,000) or (b) an amount equal to 200% of borrowing base availability. That amendment is intended to provide more flexibility in borrowing availability during periods such as when we are building inventory in preparation for our holiday season orders.

See Note 6 and Note 11 to our consolidated financial statements in Item 7 for further information regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

Secured Promissory Note and Debt Conversion

In connection with Sugarfina Holdings LLC’s acquisition of substantially all the assets of Sugarfina, Inc. out of bankruptcy, BLG entered into a loan agreement with Sugarfina Holdings LLC in the amount of $15,000,000 at an interest rate of 12% per annum (the “BLG Note”) with a maturity date of May 21, 2021. When Sugarfina Holdings LLC converted into Sugarfina Corporation on September 26, 2020, BLG extended the BLG Note maturity date to May 2024. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable in kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the “Debt Conversion”). As of December 31, 2022, the Company owed BLG a total of $11,415,929 under the BLG Note.

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the stockholders.

Cash Injections

Management has, from time-to-time, opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believed the terms of the cash loans from BLG would be more favorable than from a lending institution at that stage of the Company’s development. BLG expected to provide additional working capital to the Company considering both its seasonality and the impact of the economic downturn resulting from the COVID-19 outbreak.

Accordingly, BLG has made cash injections into the Company from time to time including $250,000 in each of September 2021 and May 2022, respectively, for the purpose of making additional funds available to the Company for use as working capital. Additionally, $60,000 was loaned to the Company in November 2022, and subsequently repaid in December 2022. As of December 31, 2022, $1,496,899 was held in the Company’s accounts payable owed to BLG.

The cash injections are recorded in the Company’s accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again.

We may seek to raise any necessary additional funds through equity or debt financing or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In June 2022 and January 2023, we received $335,442 and $2,172,353 of our ERC refunds, respectively, of which $2,352,452 is reflected as “Government grant income” and $155,343 as “Interest income” in our consolidated statements of operations and comprehensive loss. The $2,172,353 received in January 2023, is recorded as “Government grant receivable” on our consolidated balance sheets.

As of the date of this Annual Report the Company cannot reasonably estimate when it will receive the remainder of its refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. Consulting fees of $211,721 were recognized in “Selling, General and Administrative” expenses in our consolidated statements of operations and comprehensive loss, for the portion of ERC refunds received and accrued for in the year ended December 31, 2022.

The Company will continue to recognize government grant income separately within other income once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

Paycheck Protection Program

On March 15, 2021, the Company received a second draw SBA PPP loan in the amount of $1,650,000 through JPMorgan Chase Bank, N.A. The funds granted under that loan were used to cover the Company’s payroll, lease payments and utilities, according to the SBA guidelines, and that loan was fully forgiven in April 2022.

The Company recognized “Government grant income” of $1,650,000 for the forgiven PPP loan in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021.

Other

In 2022, we received $27,670 through the California 2021 Main Street Small Business Hiring Credit.

In 2021, we received $31,089 (in US dollars) through the Ontario COVID-19 Small Business Relief Grants program under our Sugarfina Global Canada, Ltd subsidiary.

The funds received through those programs were recognized in “Government grant income” in the consolidated financial statements in the respective periods received.

See Note 7 to our consolidated financial statements in Item 7 for additional government grant disclosures.

While the Company believes it has sufficient liquidity with its current cash position and Senior Secured Line of Credit, the Company will continue to monitor and evaluate all financing alternatives as necessary.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and gifting concierge sales channels; as we add customers, we will be able to grow our brand. Increasing distribution, launching new innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to drive awareness and trial of our products and acquire new customers with various marketing initiatives. As we continue to acquire new customers, expand distribution, and launch new innovation we gain positive momentum. In 2022, a few noteworthy expansion events include new distribution with upscale department store, Saks Fifth Avenue®, Safeway® supermarket’s new luxury concept stores, and Stellar News, a travel retail specialty store now carrying Sugarfina in 10 international airports. We have also expanded distribution with our existing accounts, for example in the hospitality sector, with customers such as The Ritz-Carlton® and Resorts World Las Vegas® which have extended Sugarfina placements to their VIP program, café, or on-site retail boutiques, and with liquor accounts such at Total Wine & More®. Our Gifting Concierge business also saw an increase in 2022 with corporate orders from clients ranging from MGM® Studios and the Brooklyn Nets® to Free People®, the US Chamber of Commerce®, and SpaceX®.

Rising inflation has impacted many businesses, however, we find that price increases on raw material costs and freight costs have presently abated or begun to recede. We continue to experience wage cost pressures regarding our retail labor staffing, but are not currently experiencing this in other parts of the business. Regardless of our current situation, we are attentive to market trends and continue to plan for any negative economic shifts. Our strategy, and that of many of our wholesale partners, in managing inflation and any potential economic downturn, is to plan our inventory receipts conservatively so that we may be in a better position to manage through any extended demand softening. We may increase prices on our products if inflation continues to rise, but that would be considered carefully as such increases may affect demand for our products.

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2021-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

Impact of Public Health Policies and Restrictions

Nearly all stores were directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations because of, among other things, modified business hours and store and mall closures. As a result, wholesale partners did not order products for their stores in line with forecasted amounts in 2020 and early 2021. COVID-19 restrictions negatively impacted among other things, retail, and wholesale sales.

Our revenues were negatively impacted in the first half of 2022 by the COVID-19 Omicron variant, especially in the first three months and for the full six months in our international business located in Hong Kong and South Korea.

Item 3. Directors, Executive Officers and Significant Employees

The Company’s officers, significant employees and directors are as follows.

Name	Position	Age	Term of Office	Approximate Hours Per Week for Part- Time Employees
Executive Officers:

Scott LaPorta	CEO	60	Since November 1, 2019
Brian Garrett	Senior Vice President, CFO	42	Since January 11, 2021
Debra Allen	Senior Vice President of Human Resources	43	Since November 1, 2019
Fiona Revic	Secretary and Corporate Counsel	32	Since July 6, 2020	20
Tracy Woo	Vice President of Sales	39	Since January 19, 2022
Jessica Saylor	Vice President of New Business Development	45	Since April 3, 2023
Alisa Kilbourne	Vice President of Quality Assurance and Regulatory	39	Since April 3, 2023
Anna Levenson	Vice President of E-Commerce	39	Since April 10, 2023

Significant Employees:
Jason Wiggins	Director of Operations	40	Since August 30, 2021

Directors:
Scott LaPorta	Director	60	Since November 1, 2019
Paul L. Kessler	Director	62	Since November 1, 2019
Diana Derycz-Kessler	Director	58	Since November 1, 2019

Scott LaPorta, CEO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT’s Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized undermanaged businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT’s Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Brian Garrett, Senior Vice President, CFO

Brian Garrett is currently our Senior Vice President, CFO. He joined the Company in January 2021. He brings over 17 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Debra Allen, Senior Vice President of Human Resources

Debra Allen serves as our current Senior Vice President of Human Resources. She has served as the head of Human Resources since the launch of the Company on November 1, 2019. Prior to joining us, she served as the head of Human Resources at the Los Angeles Film School from August 2016 to August 2019. In that position she oversaw 400 employees at two different campuses as an HR department of one. Prior to that she held the position of Head of Human Resources for various entertainment companies and ran her own HR consulting firm, spanning from May 2004 to July 2016. She holds a B.A. in Political Science from California State University, Northridge and is currently working on her master’s degree in Human Resources Management at the University of Southern California.

Fiona Revic, Secretary and Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree 28 from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Tracy Woo, Vice President of Sales

Tracy Woo is our current Vice President of Sales and oversees all Domestic and International wholesale sales including gifting and specialty, grocery, hospitality, liquor, travel, B2B and our Gifting Concierge. She comes to us with over 14 years of wholesale experience in the Fashion Industry. After graduating from the University of California, Irvine with a B.A. in International Studies, she attended FIDM and obtained an A.A. in Merchandising Product Development. She then began her career in New York City at the French Luxury Fashion House Chloe. Since then, she managed International Wholesale distribution for the globally acclaimed brand Helmut Lang from November 2010 to April 2018. After spending over 10 years in New York City, she made the move back to Los Angeles to head sales at Maxbone from April 2018 to January 2019. Prior to joining us, she was the Global Wholesale Director at RtA Brand in Los Angeles from February 2019 to January 2022.

Jessica Saylor, Vice President of New Business Development

Jessica Saylor is currently our Vice President of New Business Development. She is a founding member of Sugarfina and was invited to join the team in 2015 to build the wholesale department, develop systems and procedures, and expand distribution. In her current role she is focused on securing strategic business partnerships, managing department stores and our drop ship program. Prior to Sugarfina, Jessica was a leader in the non-profit sector in Las Vegas and was part of the team that built The Delta Academy Charter School, helping at-promise children graduate high school and later served as the President of the Board of Directors. From 2010-2014 Jessica was the Director of Fundraising and Events for the Lili Claire Foundation, and raised funds to provide free-of-charge, medical genetics clinics for children born with special needs. After graduating from the University of Nevada, Reno with a B.A. in Photography and Graphic Design and a minor in fashion; she moved to New York and worked for luxury menswear designer, Robert Comstock, as a Merchandising and Wholesale Manager over seven tiered collections.

Alisa Kilbourne, Vice President of Quality Assurance and Regulatory

Alisa Kilbourne is currently our Vice President of Quality Assurance and Regulatory and has been with the Company since October 2019. She brings nearly eighteen years of food industry, quality assurance, and technical service experience. Prior to joining Sugarfina, she was Quality Assurance Director for Dotta Foods LP from November 2014 to September 2019 and responsible for setting up supplier approval, hazard analysis, gap analysis and other quality assurance programs. Prior to that, she has held technical positions at Bakkavor Foods (formerly Two Chefs on a Roll) and Fresh and Easy Neighborhood Market. She holds an Online MS in Food Safety from Michigan State and a BS in Dietetics and Clinical Nutrition Services with a minor in Chemistry from California State University Long Beach. She holds training certificates for Advanced HACCP, ServSafe®, and FSMA Preventative Controls Qualified Individual.

Anna Levenson, Vice President of E-Commerce

Anna Levenson is our Vice President of eCommerce. She oversees all digital marketing and merchandising for Sugarfina.com and online pure players. She began her career in tech startups in New York, serving as the Boston Manager at ClassPass from 2014 to 2016. She then joined the startup Jet.com (acquired by Walmart US eCommerce). While at Walmart US eCommerce she served as a buyer and later as Director of Site Merchandising, Food & Consumables from 2016 to 2021. Moving back to the West Coast, she joined Fabletics as Director of Site Merchandising from 2021 to 2022. She holds her law degree from the University of Nevada-Las Vegas and her B.A. in Political Science from Villanova University.

Jason Wiggins, Senior Director of Operations

Jason Wiggins joined us in August 2021 and currently serves as the Senior Director of Warehouse Operations. Jason came to Sugarfina with 20+ years of leadership experience in various supply chain roles. Prior to joining us, he was Operations Manager at Amazon from June 2020 to August 2021 in their robotics fulfilment center. Prior to that, Jason was the Assistant Operations Manager for Shamrock Foods Company from August 2016 to June 2020. In that role, he led over 400+ employees across warehouse operations and delivery drivers. Jason’s experience provides great in-depth knowledge on end-to-end processes throughout supply chain and last mile fulfilment. Jason holds a bachelor’s degree in Business from Colorado State University Global Campus.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school’s size and presence to become a leader in media arts education.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022 the three highest-paid directors and executive officers were paid as set forth in the table below:

Name	Capacities in which Compensation was Received	Salary	Bonus	Other Compensation (1)	Total Compensation
Scott LaPorta(2)	CEO and Director	$528,186	$25,000	$11,258	$564,444
Brian Garrett (3)	Vice President of Finance and IT	$221,609	$0	$9,197	$230,806
Ryan Nelson (4)	Senior Vice President of Retail Sales and E-Commerce	$215,338	$0	$13,926	$229,264

(1)	Represents the value of medical and other similar insurance benefits received.
(2)	Scott LaPorta had outstanding stock options granted at an exercise price of $10.00 under the 2020 Equity Incentive Plan (defined below under “Stock Option Plan”) of 56,000 and 50,925 granted on January 1, 2021 and January 1, 2022, respectively, as of December 31, 2022. Effective January 1, 2023, an additional 25,000 stock options were granted to Mr. LaPorta. Under the terms of the 2020 Equity Incentive Plan, options vest over a 4-year period, subject to continued employment, and have a term of 10 years. The vested portion of those options will become exercisable immediately prior to the consummation of an exit event, such as an initial public offering.
(3)	Brian Garrett was promoted from Vice President of Finance and IT to Senior Vice President, CFO in March 2023. Mr. Garrett has 20,000 stock options, granted on April 11, 2021 at an exercise price of $10.00, under the 2020 Equity Incentive Plan.
(4)

Ryan Nelson resigned from the Company effective January 5, 2023. Mr. Nelson had 20,000 stock options outstanding under the 2020 Equity Incentive Plan, that were forfeited on the effective date of his resignation.

The Company did not pay its directors for the fiscal year ended December 31, 2022. There were 3 directors in that group.

We have an employment agreement with Scott LaPorta, our CEO and Director, with a term of four years and successive one-year renewal options. Mr. LaPorta is paid an annual base salary of $534,712 and is eligible to receive an annual bonus based on the Company’s achievement of goals for revenue and EBITDA. His target performance bonus is 70% of his base salary with the ability to earn up to 200% of the target bonus each fiscal year based on two components – revenue and EBITDA. In the event Mr. LaPorta is terminated without cause or leaves the Company for good reason, he will receive his base salary earned through the date of termination, accrued and unused paid time off, reimbursed expenses, all other accrued payments and benefits under his employment agreement. He will also receive a lump sum of his base salary plus a pro rata portion of his target bonus for that fiscal year, provided he signs a release of claims against the Company. In the event of a change of control or similar event, Mr. LaPorta will receive the same amounts as described above if, within twelve months of the change of control, he is terminated without cause or leaves for good reason.

Mr. LaPorta is eligible to receive a discretionary performance bonus, which would be granted at the sole discretion of the board of directors, for successfully transitioning the Company through the holiday season during the period of November 1 through December 31, 2019. In lieu of his year-end bonus for his efforts during the years 2019 through 2020 and 2021, Mr. LaPorta elected to receive 56,000 and 50,925 stock options, respectively, under the 2020 Equity Incentive Plan (as defined below) at a $10.00 exercise price. Those stock options were granted on January 1, 2021 and January 1, 2022, respectively. Mr. LaPorta was awarded 25,000 stock options under the 2020 Equity Incentive Plan (as defined below) at a $10.00 exercise price with a grant date of January 1, 2023 and a $25,000 cash bonus for his efforts during 2022.

In April 2023, we extended Scott LaPorta’s employment agreement for one-year effective November 1, 2023. Mr. LaPorta’s annual base salary will be increased to $550,754 at that time.

Stock Option Plan

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the “2020 Equity Incentive Plan”), subject to annual increases in the number of available options. As of December 31, 2022, we had 386,425 stock options outstanding.

The 2020 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company’s employees and any subsidiary’s employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company’s employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plans must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual’s service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual’s service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual’s vested and un-vested options will immediately lapse. The vested portion of an employee’s options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning the number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of April 20, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

	Series A Preferred Stock (6)			Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class (2)	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable (3)	Percent of Class (2)
Paul L. Kessler (4)	721,329	-	90.2%	11,270,764	-	87.3%
Diana Derycz-Kessler (4)	721,329	-	90.2%	11,270,764	-	87.3%
All executive officers and directors as a group (8 people in this group) (5)	737,378	-	92.2%	11,521,533	88,231	89.2%

(1)	The address for all beneficial owners is 5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV 89118
(2)	The percent of class for Series A Preferred Stock and Common Stock is calculated based on 800,000 and 12,915,237, respectively, the total number of outstanding shares of those classes.
(3)	Represents the vested portion of stock options granted under the 2020 Equity Incentive Plan, that would become exercisable immediately prior to the consummation of an exit event such as an initial public offering.
(4)	Mr. Kessler and Ms. Derycz-Kessler own their interest in the Company through Bristol Luxury Group LLC, which they each jointly own, through their entities Bristol Investment Fund Ltd. and Vendome Trust.
(5)	Does not include shares issued in our Regulation A offering or to be issued in our Reg CF offering, over which investors will grant an irrevocable proxy to Mr. LaPorta.
(6)	Gives effect to the Debt Conversion. Except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders, shares of Series A Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, those holders shall be entitled to one vote for each such share held by them, respectively. See “Item 5. Interest of Management and Others in Certain Transactions”

Item 5. Interest of Management and Others in Certain Transactions

On April 30, 2021, the company undertook the Debt Conversion under which it converted $8,000,000 of the balance due to BLG under the Secured Promissory Note (the “BLG Note”) into shares of Series A Preferred Stock, with retroactive effect to September 26, 2020. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt – Secured Promissory Note and Debt Conversion.”

Paul L. Kessler and Diana Derycz-Kessler, who sit on the Company’s board of directors, own a combined 90.17% of BLG through their Bristol Investment Fund Ltd. and Vendome Trust. Barlock Capital owns 7.83% of BLG. Scott La Porta owns the remaining 2% of BLG and is the Company’s CEO and a director. As of December 31, 2022, after giving effect to the Debt Conversion, $11,415,929 was outstanding under the BLG Note. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

BLG has made cash injections into the Company from time to time, including $250,000 in each of September 2021 and May 2022, respectively, for the purpose of making additional funds available to the Company for use as working capital. Additionally, $60,000 was loaned to the Company in November 2022, and subsequently repaid in December 2022. As of December 31, 2022, $1,496,899 was held in the Company’s accounts payable owed to BLG. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

In total, as of December 31, 2022, the Company owes BLG, and so also owes its CEO, Mr. LaPorta, and two of its current directors, Mr. Kessler and Ms. Derycz-Kessler, $12,912,828.

Item 6. Other Information

Non-Binding Acquisition Term Sheet with John Kelly Foods, Inc. (“John Kelly Chocolates”)

Effective April 17, 2023, we entered into a non-binding agreement (the “Agreement”) for the Company’s acquisition of John Kelly Chocolates, a Los Angeles-based gourmet chocolate company. John Kelly Chocolates specializes in and sells truffle fudge among other chocolate products, through its retail, e-commerce, gifting, and wholesale channels. Subject to the terms and conditions in the Agreement, the value of the consideration (estimated to be $4.9 million plus or minus net working capital) will be paid in the form of common shares of the Company except certain assumed indebtedness (estimated to be $1.2 million), based on a per-share price equal to $10.00 per share. The purchase price remains subject to change upon further due diligence, audit, and regulatory reviews. We expect to negotiate and finalize definitive agreements during the second quarter of 2023, however, there can be no assurance that any definitive agreement will be entered into or that the acquisition will be completed on the terms set forth in the Agreement or at all.

Item 7. Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of Sugarfina Corporation:

Opinion

We have audited the accompanying consolidated financial statements of Sugarfina Corporation (a corporation), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugarfina Corporation as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sugarfina Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 2, beginning January 1, 2022, the Company adopted Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) and its related amendments using the modified-retrospective transition method. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sugarfina Corporation’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Long Beach, California

April 21, 2023

SUGARFINA CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,194,106	$2,369,342
Restricted cash	214,415	215,164
Accounts receivable	2,103,558	1,854,571
Government grant receivable	2,172,353	-
Inventory	3,330,047	2,801,336
Prepaid expenses	876,353	1,206,878
	9,890,832	8,447,291
OTHER ASSETS
Right of use assets, net	8,344,104	-
Property and equipment, net	971,348	1,293,883
Intellectual property	218,357	331,451
Deposits	633,768	773,538
	10,167,577	2,398,872
TOTAL ASSETS	$20,058,409	$10,846,163
LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES
Accounts payable	$326,157	$758,364
Accrued expenses	1,758,006	1,628,545
Deferred revenue	165,086	240,101
Lease liabilities	2,181,658	48,891
	4,430,907	2,675,901
NONCURRENT LIABILITIES
Due to related party	1,496,899	1,285,309
Senior secured line of credit	917,515	-
Secured subordinated promissory note payable to related party	11,415,929	10,131,126
Lease liabilities, noncurrent portion	7,555,183	1,233,971
	21,385,526	12,650,406
COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDER'S DEFICIT
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,915,237 and 12,843,108 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	129,152	128,431
Additional paid-in capital	12,498,581	11,902,617
Common stock subscriptions receivable	-	(289,587)
Accumulated deficit	(18,299,564)	(16,176,249)
Accumulated other comprehensive loss	(94,193)	(53,356)
	(5,758,024)	(4,480,144)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$20,058,409	$10,846,163

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2022	2021
NET REVENUE	$30,854,767	$30,607,926

COST OF SALES	14,959,475	15,363,495

GROSS MARGIN	15,895,292	15,244,431

SELLING, GENERAL AND ADMINISTRATIVE	19,053,948	19,599,012

LOSS FROM OPERATIONS	(3,158,656)	(4,354,581)

OTHER INCOME (EXPENSE)
Government grant income	2,380,122	1,681,089
Interest expense	(1,421,768)	(1,151,505)
Interest income	155,343	-
Other expense	(70,600)	(53,432)
	1,043,097	476,152

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,115,559)	(3,878,429)

PROVISION FOR INCOME TAXES	7,756	4,181

NET LOSS	(2,123,315)	(3,882,610)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(40,837)	(18,430)

TOTAL COMPREHENSIVE LOSS	$(2,164,152)	$(3,901,040)

NET LOSS PER SHARE
BASIC	$(0.36)	$(0.41)
DILUTED	$(0.16)	$(0.31)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,888,994	12,637,326
DILUTED	12,888,994	12,637,326

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

								Accumulated
					Additional			Other
	Preferred Stock		Common Stock		Paid-In	Subscription	Accumulated	Comprehensive
	Shares	Amount	Shares	Amounts	Capital	Receivable	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2020	800,000	$8,000	12,500,000	$125,000	$9,412,000	$-	$(12,293,639)	$(34,926)	$(2,783,565)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(18,430)	(18,430)

ISSUANCE OF CLASS A COMMON STOCK	-	-	343,108	3,431	3,475,372	(289,587)	-	-	3,189,216

OFFERING COSTS	-	-	-	-	(984,755)	-	-	-	(984,755)

NET LOSS	-	-	-	-	-	-	(3,882,610)	-	(3,882,610)

BALANCE, DECEMBER 31, 2021	800,000	$8,000	12,843,108	$128,431	$11,902,617	$(289,587)	$(16,176,249)	$(53,356)	$(4,480,144)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(40,837)	(40,837)

ISSUANCE OF CLASS A COMMON STOCK	-	-	72,129	721	782,593	289,587	-	-	1,072,901

OFFERING COSTS	-	-	-	-	(186,629)	-	-	-	(186,629)

NET LOSS	-	-	-	-	-	-	(2,123,315)	-	(2,123,315)

BALANCE, DECEMBER 31, 2022	800,000	$8,000	12,915,237	$129,152	$12,498,581	$-	$(18,299,564)	$(94,193)	$(5,758,024)

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,123,315)	$(3,882,610)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	522,605	534,401
Non-cash interest expense	1,284,803	1,140,211
Changes in operating assets and liabilities:
Accounts receivable	(248,987)	(743,332)
Government grant receivable	(2,172,353)	-
Inventory	(528,711)	1,576,650
Prepaid expenses and deposits	504,145	56,851
Accounts payable	(432,207)	(1,176,925)
Accrued expenses	129,461	575,512
Deferred revenue	(75,015)	(112,048)
Other, net	144,812	-
Net Cash Used In Operating Activities	(2,994,762)	(2,031,290)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(70,705)	(897,354)
Net Cash Used in Investing Activities	(70,705)	(897,354)

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior secured line of credit	7,759,399	-
Repayments on senior secured line of credit	(6,841,884)	-
Debt issuance costs	(33,850)	-
Proceeds from issuance of Class A common stock	1,072,901	3,189,216
Offering costs	(186,629)	(984,755)
Advances from related party	310,000	250,000
Payments to related party	(98,410)	(144,691)
Long-term deferred rent	-	833,831
Other, net	(51,208)	(45,758)
Net Cash Provided by Financing Activities	1,930,319	3,097,843

EFFECT OF EXCHANGE RATES ON CASH	(40,837)	(18,430)

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(1,175,985)	150,769

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	2,584,506	2,433,737

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$1,408,521	$2,584,506

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest	136,965	11,294
Taxes	30,261	26,159

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMTENTS

DECEMBER 31, 2022 AND 2021

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company sells its candies through its e-commerce platforms, wholesale retail accounts, corporate gifting offerings, and retail boutiques. Its retail boutiques are located in North America in major cities, including Los Angeles, New York, Miami, Boston, Vancouver and Toronto, and through its franchise in Hong Kong. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At December 31, 2022 and December 31, 2021, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers’ pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers for the years ended December 31, 2022 and 2021.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$1,194,106	$2,369,342
Restricted cash	214,415	215,164
	$1,408,521	$2,584,506

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At December 31, 2022 and December 31, 2021, the allowance for doubtful accounts was approximately $64,000 and $44,000, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined under the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Those amounts are immaterial to our consolidated financial statements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under finance leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At December 31, 2022 and December 31, 2021, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	Year Ended December 31,		Percentage
	2022	2021	Change
Wholesale	$13,533,204	$12,819,074	6%
E-commerce	7,338,774	7,841,154	-6%
Retail	7,249,522	7,536,847	-4%
Gifting Concierge	2,273,291	1,648,402	38%
International	459,976	762,449	-40%
	$30,854,767	$30,607,926	1%

Advertising

Advertising costs, which are recorded in selling, general and administrative expenses, are charged to operations when incurred. The Company incurred approximately $678,000 and $500,000 in advertising expenses for the years ended December 31, 2022, and 2021, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. At December 31, 2022, we have 386,425 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of December 31, 2022, due to the exit event restrictions on the exercisability of the stock options.

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our consolidated balance sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. See Note 5 for additional information.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2022, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, and issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

We adopted guidance under ASC Topic 842, Lease Accounting (“ASC 842”), as of January 1, 2022 utilizing the modified retrospective method of adoption. Additionally, we elected to implement the practical expedients which, among other things, allows us to carry over previous lease conclusions reached under ASC 840. As a result of adopting the new lease standard, we recorded operating lease right of use assets of $7,697,037 with a corresponding lease liability as of the transition date. See Note 5 for further details. As a result of the adoption of the new lease accounting standard, our current and noncurrent liabilities and total assets beginning in 2022 reflect recording of our right of use assets and corresponding lease liabilities. Prior period amounts have not been adjusted under the modified retrospective method and continue to be reported in accordance with our historic accounting under previous GAAP.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this accounting guidance effective January 1, 2022, and it did not have a material impact on our consolidated financial statements.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through April 21, 2023, the date the consolidated financial statements were available for issuance.

NOTE 3 – Inventory

Inventory consists of the following:

	December 31, 2022	December 31, 2021
Raw materials	$928,194	$830,035
Finished goods	1,042,228	738,546
Supplies and other inventory	1,516,585	1,292,755
	3,487,007	2,861,336
Valuation reserve to net realizable value	(156,960)	(60,000)
	$3,330,047	$2,801,336

NOTE 4 – Property and Equipment

Property and equipment consist of the following:

	December 31, 2022	December 31, 2021
Equipment	$817,641	$766,137
Furniture and fixtures	466,296	469,733
Leasehold improvements	727,772	692,772
Software	29,000	29,000
	2,040,709	1,957,642
Accumulated depreciation	(1,069,361)	(663,759)
	$971,348	$1,293,883

NOTE 5 –Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our consolidated balance sheets and we recognize lease expense for those leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right of use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption	December 31, 2022
Assets
	Office and warehouse space	Right of use assets, net	$4,329,856
	Retail store space	Right of use assets, net	4,014,248
Total Right of use assets, net			$8,344,104
Liabilities
		Lease liabilities	2,181,658
		Lease liabilities, noncurrent portion	7,555,183
Total Lease Liability			$9,736,841

Our Right of use assets, net balance above includes our unamortized lease incentives with certain of our retail store leases.

We recorded total operating lease expenses of $3,399,169 and $3,994,501 for the years ended December 31, 2022 and 2021, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short-term and variable lease costs incurred during the periods.

The maturities of our lease liabilities as of December 31, 2022 on an undiscounted cash flow basis are as follows:

Maturity of Lease Liabilities	Office and Warehouse Space	Retail Store Space	Total Operating Leases	Finance Leases	Total
2023	$880,222	$1,446,467	$2,326,689	$60,579	$2,387,268
2024	979,633	1,491,140	2,470,773	17,151	2,487,924
2025	1,009,022	1,144,485	2,153,507	-	2,153,507
2026	1,039,292	874,572	1,913,864	-	1,913,864
2027	582,258	506,890	1,089,148	-	1,089,148
Thereafter	345,521	94,777	440,298	-	440,298
Total Lease Payments	4,835,948	5,558,331	10,394,279	77,730	10,472,009
Less: Interest	(180,360)	(550,020)	(730,380)	(4,788)	(735,168)
Present value of lease liabilities	4,655,588	5,008,311	9,663,899	72,942	9,736,841

The following table presents the weight average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	December 31, 2022
Weighted-average remaining lease term	4.40 years
Weighted-average discount rate	1.58%

The following table provides information regarding the cash paid and right of use assets obtained related to our operating leases:

Cash Flows Information	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities	$1,780,035
Leased assets obtained in exchange for new operating lease liabilities	$10,490,832

NOTE 6 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $1.5 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

•	a “borrowing base” equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 35% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

•	an inventory sublimit equal to the lesser of (a) $500,000 or (b) an amount equal to 200% of borrowing base availability,

•	an annual facility fee equal to 1% of the total commitment amount (currently $1,500,000) paid on May 24, 2022, the closing date, and annually thereafter,

•	a monthly collateral management fee of 0.60% based on the average outstanding loan balance

•	a minimum monthly payment of $5,500

•	and the interest rate for all advances shall be the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At December 31, 2022, we had $917,515 of outstanding borrowing and $582,485 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 8.5% as of December 31, 2022.

Simultaneously upon entering into the line of credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second priority interest) or the stockholders.

On August 3, 2022, we amended our Senior Secured Line of Credit to increase our inventory advance rate from 35% to 65% and increase our inventory sublimit to the lesser of (a) $750,000 (previously $500,000) or (b) an amount equal to 200% of borrowing base availability. That amendment is intended to provide more flexibility in borrowing availability during periods such as when we are building inventory in preparation for our holiday season orders.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $11,415,929 at December 31, 2022 (the “BLG Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement previously described. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 7 – Government Grants

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In June 2022 and January 2023, we received $335,442 and $2,172,353 of our ERC refunds, respectively, of which $2,352,452 is reflected as “Government grant income” and $155,343 as “Interest income” in our consolidated statements of operations and comprehensive loss. The $2,172,353 received in January 2023, is recorded as “Government grant receivable” on our consolidated balance sheets.

As of the date of this Annual Report the Company cannot reasonably estimate when it will receive the remainder of its refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. Consulting fees of $211,721 were recognized in “Selling, General and Administrative” expenses in our consolidated statements of operations and comprehensive loss, for the portion of ERC refunds received and accrued for in the year ended December 31, 2022.

The Company will continue to recognize government grant income separately within other income like the accounting of our forgivable PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

Second Draw PPP Loan

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven if the proceeds are used for qualifying purposes and certain other conditions are met.

In March 2021, the Company received a second draw PPP loan of $1,650,000. Management anticipated that the loan would be fully forgiven due to similar circumstances of our first draw PPP loan and as such, the Company recognized grant income of $1,650,000 in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021. The Company’s second draw PPP loan was fully forgiven in April 2022.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). The Company has elected to recognize government grant income separately within other income.

Other

In 2022, we received $27,670 through the California 2021 Main Street Small Business Hiring Credit.

In 2021, we received $31,089 (in US dollars) through the Ontario COVID-19 Small Business Relief Grants program under our Sugarfina Global Canada, Ltd subsidiary.

NOTE 8 – Income Taxes

Deferred tax assets relate to the following:

	December 31, 2022	December 31, 2021
Deferred tax assets
Inventory valuation	$250,912	$226,310
Accrued expenses	683,954	340,887
Lease liabilities	335,144	270,498
Employee retention credits	247,098	643,258
Depreciation and amortization	638,501	590,754
Net operating loss	1,072,525	304,360
	3,228,134	2,376,067
Valuation allowance	(3,228,134)	(2,376,067)
	$-	$-

The provision for income taxes consists of the following:

	Year Ended December 31,
	2022	2021
Current
State	$7,756	$4,181
	7,756	4,181

Deferred
Federal	695,354	1,632,203
State	156,713	322,767
Change in valuation allowance	(852,067)	(1,954,970)
	-	-

	$7,756	$4,181

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2022	2021
Computed "expected" federal income taxes	$(429,840)	$(799,434)
State income taxes, net of federal taxes	(91,339)	(151,131)
Tax adjustment for basis difference	(135,175)	(594,977)
Permanent differences	(187,957)	(405,247)
Change in valuation allowance	852,067	1,954,970
	$7,756	$4,181

At December 31, 2022, the Company has net operating loss carryforwards for federal and state purposes totaling approximately $3,782,000 and $4,592,000, respectively, available for an indefinite period to offset future taxable income.

NOTE 9 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. In July 2022, we amended the existing agreement to extend the term through May 1, 2024, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties. The existing agreement with the co-packer has no minimum production requirements and the parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to provide for annual rate increases of 3.5% commencing on January 1, 2023.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 10 – Stockholder’s Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company’s debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues daily and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of December 31, 2022, and 2021, there were un-declared dividends in the amount of $2,536,821 and $1,318,654, respectively.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company offered up to 2,500,000 shares of Common Stock at a price of $10.00 per share (increased to $10.35 per share effective July 30, 2021), plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level.

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). The Company sold 406,425 shares of Common Stock, plus an additional 8,812 shares of Common Stock issued as Bonus Shares to investors based upon investment level. The Company recognized gross proceeds of $4,262,117 and incurred offering costs of $1,158,384 under that offering.

The Company issued warrants of 5,339 and 2,896 shares to StartEngine Primary, LLC (“StartEngine Primary”) and OpenDeal Broker LLC dba the Capital R (“Capital R”), respectively, the underwriters of this offering, for the purchase of shares of our Common Stock at an exercise price of $10.35 per share. Those warrants expire on December 29, 2026.

NOTE 11 – Subsequent Events

Employee Retention Credit

In January 2023, we received $2,172,353 of our ERC refunds which is recognized in our consolidated financial statements as described in Note 7.

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. As of April 20, 2023, the Company has not closed on any funds. We incurred $13,000 of offering costs related to that offering in 2022. Our offering expires April 29, 2023, however, we plan on extending the offering prior to that date. The Company continues to pursue raising more funds through its marketing efforts.

Senior Secured Line of Credit Increase

Effective March 31, 2023, we amended our Senior Secured Line of Credit to increase our total commitment amount from $1,500,000 to $2,000,000 and our inventory sublimit to the lesser of (a) $1,000,000 (previously $750,000) or (b) an amount equal to 200% of borrowing base availability. That amendment is intended to provide more flexibility in borrowing availability during periods such as when we are building inventory in preparation for our holiday season orders.

Non-Binding Acquisition Term Sheet with John Kelly Foods, Inc. (“John Kelly Chocolates”)

Effective April 17, 2023, we entered into a non-binding agreement (the “Agreement”) for the Company’s acquisition of John Kelly Chocolates, a Los Angeles-based gourmet chocolate company. John Kelly Chocolates specializes in and sells truffle fudge among other chocolate products, through its retail, e-commerce, gifting, and wholesale channels. Subject to the terms and conditions in the Agreement, the value of the consideration (estimated to be $4.9 million plus or minus net working capital) will be paid in the form of common shares of the Company except certain assumed indebtedness (estimated to be $1.2 million), based on a per-share price equal to $10.00 per share. The purchase price remains subject to change upon further due diligence, audit, and regulatory reviews. We expect to negotiate and finalize definitive agreements during the second quarter of 2023, however, there can be no assurance that any definitive agreement will be entered into or that the acquisition will be completed on the terms set forth in the Agreement or at all.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)

2.2 Bylaws (1)

2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)

2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)

2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)

3.1 Exchange Agreement (2)

3.2 SAFE Note Agreement with Nominee and Proxy (6)

3.3 Form of Subscription Agreement and Proxy (1)

6.1 Secured Promissory Note (2)

6.2 Security Agreement (1)

6.3 Employment Agreement of Scott LaPorta (1)

6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)

6.5 First Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (3)

6.6 Second Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (5)

6.7 Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.8 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.8 Membership Interest Purchase Agreement (4) *

6.10 Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)

6.11 Amendment Number One to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)

6.12 Intercompany Subordination Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, Bristol Luxury Group LLC and Austin Financial Services, Inc. (5)

6.13 Amendment Number Two to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. #

6.14 First Amendment to Employment Agreement of Scott LaPorta #

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (1)

7.2 Acquisition Transaction Term Sheet by and between John Kelly Foods, Inc. and Sugarfina Corporation #

8.1 Prime Trust, LLC Escrow Agreement (1)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11352 and incorporated herein by reference).

(5) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).

(6) Filed as an exhibit to the Sugarfina Corp. Regulation Crowdfunding Offering Memorandum on Form C (Commission File No. 020-31647) (filed on January 20, 2023, and incorporated herein by reference).

* Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

# Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer
Date: April 21, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer, Director
Date: April 21, 2023

By	/s/ Brian Garrett
Brian Garrett, Senior Vice President, Chief Financial Officer
Date: April 21, 2023

By	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: April 21, 2023

By	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: April 21, 2023